This Form CB contains 12
pages, including all exhibits and attachments.

5-82707

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)

Exchange Act Rule 14e-2(d) (Subject Company Response)

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) (X)

APL ASA
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Norway
(Jurisdiction of Subject Company's Incorporation or Organization)

APL (Advanced Production & Loading) PLC
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Knut Ruhaven Sæthre
APL ASA
Vikaveien 85
N-4816 Kolbjørnsvik
Norway
+47 4529 7000

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:

David M. Wells
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG
England

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) (1) Independent statement regarding the voluntary offer by APL (Advanced Production & Loading) PLC to purchase all issued and outstanding shares of APL ASA, disseminated through the Oslo Stock Exchange on March 5, 2007.

(b) Not applicable

Item 2. Informational Legends

The APL (Advanced Production & Loading) PLC securities referred to herein that will be issued in connection with the exchange offer described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The APL (Advanced Production & Loading) PLC securities are intended to be made available within the United States in connection with the exchange offer pursuant to an exemption from the registration requirements of the Securities Act. The exchange offer described herein relates to the securities of two foreign (non-U.S.) companies. The exchange offer in which APL ASA ordinary shares will be exchanged for APL (Advanced Production & Loading) PLC shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since APL (Advanced Production & Loading) PLC and APL ASA are located in Cyprus and Norway, respectively, and some or all of their officers and directors may be residents of Cyprus, Norway or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that APL (Advanced Production & Loading) PLC or its affiliates may purchase securities of APL ASA otherwise than in the exchange offer, such as in open market or privately negotiated purchases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Signed power of attorney attached hereto as Attachment II(3).

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X was filed by APL (Advanced Production & Loading) PLC. with the Commission on February 28, 2007.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1.1*	Offer document dated February 26, 2007 and published on February 27, 2007, relating to the exchange offer by APL (Advanced Production & Loading) PLC for all issued and outstanding ordinary shares of APL ASA. The exchange offer period is from and including February 27, 2007, to and including March 7, 2007.
1.2*	English notice announcing the launch of the Exchange Offer, published in the Wall Street Journal (U.S. edition) on February 27, 2007.
1.3*	Exchange offer announcement and description disseminated through the Oslo Stock Exchange on February 27, 2007.
2.1	Independent statement regarding the voluntary offer by APL (Advanced Production & Loading) PLC to purchase all issued and outstanding shares of APL ASA, disseminated through the Oslo Stock Exchange on March 5, 2007.

* Previously furnished to the Securities and Exchange Commission as an exhibit to Form CB dated February 28, 2007.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APL (Advanced Production & Loading) PLC

By: ________________________

Name: Knut Rabaven Sæthre
Title: Authorized Signatory
(see Power of Attorney attached hereto as Attachment II(3))

Date: MARCH 6 , 2007

EXHIBIT 2.1

Independent Statement

(LN) 03955/005/SEC.FILINGS/cb.03.06.doc

STATEMENT REGARDING SHARE EXCHANGE OFFER MADE BY APL (ADVANCED PRODUCTION & LOADING) PLC TO PURCHASE ALL ISSUED AND OUTSTANDING SHARES IN APL ASA

Through an exchange offer document dated 26 February 2007 (the "Exchange Offer Document"), APL (Advanced Production & Loading) Plc ("APL PLC") has offered to purchase all the issued and outstanding shares in APL ASA ("APL ASA") against consideration by way of shares in APL PLC at an exchange ratio of 1:1 (the "Exchange Offer").

Background

Pursuant to the Norwegian Securities Trading Act Section 4-16, the board of directors of APL ASA shall issue a statement regarding the Exchange Offer. However, as the Exchange Offer has been initiated by APL ASA, and as such is in agreement with the board of directors of APL ASA, Oslo Børs has required that such statement be issued by an independent advisor. We have on this basis been engaged by the board of directors of APL ASA to issue a statement regarding the Exchange Offer on its behalf.

We have not acted as a legal advisor to APL ASA or APL PLC in connection with the Exchange Offer. However, we have acted as legal advisors to First Securities ASA, who is acting as financial manager for APL ASA and APL PLC in connection with the Exchange Offer. In this connection we have, amongst others, conducted a limited legal due diligence investigation of certain aspects of the corporate reorganisation of the APL Group implemented in connection with the Exchange Offer. We have for the purpose of this statement assumed that all information in the Exchange Offer Document is correct, complete and not misleading, as we have not conducted any independent verification of the information in the Exchange Offer Document and have for the purpose of this statement.

We are not financial advisors and have not considered whether the Exchange Offer can be considered reasonable from a financial point of view. However, we have noted that APL PLC is an entity newly incorporated for the purpose of serving as a parent company of the APL Group. Prior to completion of the Exchange Offer, APL PLC has not been engaged in any business and does not have significant assets or liabilities. The business, assets and liabilities of APL PLC following a completion of the Exchange Offer will therefore be substantially the same as the business, assets and liabilities of APL ASA prior to the completion of the Exchange Offer.

Tax regime

The board of directors of APL ASA has concluded that the tax regime in Cyprus is expected to afford more stable, attractive and competitive conditions over time compared to the Norwegian regime under which APL ASA currently operates. The board of directors has further concluded that the Exchange Offer is in the long term interest of the APL Group, and will enable the company and its shareholders to benefit from a more favourable tax and regulatory regime. We have not conducted an independent verification of the Cyprus tax and regulatory regime which will apply to APL PLC following the completion of the transaction, but refer the shareholders to the descriptions given in the Exchange Offer Document.

Recommendation by the board of directors of APL ASA

The board of directors of APL ASA has recommended the shareholders to accept the Exchange Offer. Further, we are informed that shareholders representing approximately 4.46

per cent of the shares of APL ASA have pre-accepted the Exchange Offer. Although the directors of APL ASA cannot be considered fully independent in relation to Section 4-16 of the Securities Trading Act as they are also directors of APL PLC, the directors are nevertheless in a position to evaluate the consequences of the Exchange Offer for the company and its shareholders. Shareholders are therefore encouraged to read the board of director's assessment of the Exchange Offer.

Subsequent mandatory offer and compulsory acquisition

The shares in APL ASA are listed on Oslo Børs. APL PLC has filed an application for admission to listing of its shares on Oslo Børs. On 28 February 2007 the board of directors of Oslo Børs approved the application. Admission to listing is inter alia conditional upon the company satisfying the requirements for the number of holders of one round lot or more of the company's shares and at least 25 per cent of the shares must be held by the general public. Further, prior to the first day of listing APL PLC must be the owner of more than 90 per cent of the share capital of APL ASA. Provided that the Exchange Offer is completed, APL PLC has indicated that it will proceed with a mandatory offer pursuant to the Norwegian Securities Trading Act and a compulsory acquisition pursuant to the Norwegian Public Limited Liabilities Companies Act of any remaining shares in APL ASA not tendered in the Exchange Offer. In the mandatory offer, APL PLC will be required to offer cash consideration. The amount of such cash consideration is not currently known and must be approved by Oslo Børs. APL PLC have indicated that they intend to use the volume weighted average trading price of the APL ASA shares as quoted on Oslo Børs for a representative reference period prior to the Closing Date as defined in the Exchange Offer Document as basis for calculating the cash price to be offered.

If APL PLC acquires APL ASA shares representing more than 90 per cent of the total number of issued shares, it will have the right (and each remaining minority shareholder of APL ASA will have the right to require APL PLC) to effect a compulsory acquisition for cash of any shares not already owned by APL PLC. Both APL PLC and APL ASA shareholder(s) can request that the price be set by the Norwegian courts. The cost of such court procedure will, as a general rule, be for the account of APL PLC, and the courts will have full discretion in respect of the valuation of the shares as per the effectuation of the compulsory acquisition.

Taxation of APL ASA shareholders

Accepting the Exchange Offer may trigger tax liabilities for certain shareholders, including Norwegian individual shareholders. We refer in this respect to the description given in section 15 of the Exchange Offer Document. As no cash consideration is offered under the Exchange Offer, shareholders will not receive cash to cover such tax liability by tendering their shares under the Exchange Offer. Such shareholders will therefore have to obtain funds to cover any tax liability from other sources. Each shareholder is encouraged to carefully consider the tax consequences associated with accepting the Exchange Offer.

Depositary interests registered with the VPS

Depositary interests representing the shares of APL PLC will be registered with the Norwegian Securities Depository (VPS). Assuming that the listing application of APL PLC is approved by Oslo Børs and the Exchange Offer is completed, it must be assumed that shareholders of APL PLC, immediately following completion of the Exchange Offer, will have substantially the same opportunity to dispose of their shares on a regulated market as the shareholders in APL ASA have today.

Cypriot corporate law
Shareholders who accept the Exchange Offer will as consideration receive shares in APL PLC. APL PLC is a Cypriot company and subject to Cypriot laws and regulations, which may deviate from Norwegian laws and regulations under which APL ASA currently operates. However, for as long as APL PLC is listed on Oslo Børs, it will remain subject to certain regulations included in of Norwegian Securities Trading Act, the Stock Exchange Regulations, the rules and policies of Oslo Børs and the recommendations of the Norwegian Code of Practice for Corporate Governance. Cyprus is a member of the European Union and subject to EU legislation.

The principal venue (and in some cases exclusive venue) for any action from shareholders against APL PLC or its directors or managers will be the Courts of Cyprus.

Offer from BW Offshore Ltd
APL ASA has entered into a combination agreement with BW Offshore Ltd whereby BW Offshore Ltd shall present an offer for the shares of the holding company of the APL Group. The offer price will be cash consideration of NOK 85.00 per APL Target Share or 3.0249 BW Offshore Ltd shares per target share. We have been informed that the offer by BW Offshore Ltd is expected to be made subsequent to a successful completion of the Exchange Offer, alternatively after APL PLC has announced that it will not complete the Exchange Offer. The offer to be made by BW Offshore Ltd is further described in section 5 of the Exchange Offer Document.

Statements by the employees of the APL group
We have been informed the employee elected directors of APL ASA voted against initiating the Exchange Offer. We are not informed of any other negative statements or opinions expressed by or on behalf of the employees of the APL group in connection with Exchange Offer.

Acceptance of the Exchange Offer by directors and management
We have been informed that the following directors of APL ASA and members of the management of the APL group have recommended and undertaken to accept the Exchange Offer:
Tor Bergstrøm (director) – 1,200 APL ASA shares
Svein Eggen (director) – 33,600 APL ASA shares
Carl K. Arnet (CEO APL group) – 1,918,524 APL ASA shares through Kolbjørn Invest AS

(in aggregate 1,953,324 APL ASA representing approximately 4.46 per cent of the shares.

We recommend that the APL ASA shareholders carefully review the information given in the Exchange Offer Document and related documentation, and to draw their own conclusions from it.

MARCH
Oslo, 5 ~~February~~ 2007
Bugge, Arentz-Hansen & Rasmussen
Rolf Johan Ringdal

Attorney in charge: Rolf Johan Ringdal

#1227624/2

ATTACHMENT II(3)

Signed Power of Attorney

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that **APL (ADVANCED PRODUCTION & LOADING) PLC**, a public company incorporated and existing under the laws of the Republic of Cyprus with its registered office at Diagoras House, 7th Floor, 16 P. Catelaris Street, Nicosia 1306, Cyprus (hereinafter called the "**Grantor**") does hereby nominate constitute and appoint Mr **CARL K. ARNET** of Singapore Mr **KNUT R. SÆTHRE** of Arendal, Norway, and Mr **CARL CHRISTIANSEN** of Oslo, Norway each of them separately, to be the true and lawful sole Attorney of the Grantor (each of them hereinafter called the "**Attorney**") for it, on its behalf and in its stead to do the following acts, matters, deeds and things:

1. To approve any necessary or appropriate amendments and supplements to the draft joint prospectus and offer document and the public announcement, provided that such amendment is not material.
2. To sign, seal and deliver or otherwise execute and enter into and register any necessary or appropriate documents in connection with mandatory filing in the US in connection with the offer and application for listing, such as the form CB and the form F-X.

AND the Company hereby ratifies and confirms and agrees to ratify and confirm whatsoever the Attorney and any substitute or substitutes shall do or purport to do by reason of these presents including whatsoever shall be done between the time of revocation by any means of this Power of Attorney and such revocation becoming known to such Attorney or any substitute or substitutes and agrees to indemnify the Attorney and any substitute or substitutes against any and all losses, claims and liabilities suffered or incurred by such Attorney or any substitute or substitutes or any of them in connection with the powers herein conferred.

IN WITNESS WHEREOF this Power of Attorney has been duly executed this 26th day of February Two Thousand and Seven.

The Common Seal of)
APL (ADVANCED PRODUCTION)
& LOADING) PLC)
was hereunto affixed in the)
presence of:)

Tor Bergstrøm
Director

Synne Syrrist
Director

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS that **APL (ADVANCED PRODUCTION & LOADING) PLC**, a public company incorporated and existing under the laws of the Republic of Cyprus with its registered office at Diagoras House, 7th Floor, 16 P. Catelaris Street, Nicosia 1306, Cyprus (hereinafter called the "**Grantor**") does hereby nominate constitute and appoint Mr **CARL K. ARNET** of Singapore Mr **KNUT R. SÆTHRE** of Arendal, Norway, and Mr **CARL CHRISTIANSEN** of Oslo, Norway each of them separately, to be the true and lawful sole Attorney of the Grantor (each of them hereinafter called the "**Attorney**") for it, on its behalf and in its stead to do the following acts, matters, deeds and things:

1. To negotiate and agree in his sole absolute discretion the terms and conditions of and to sign, seal and deliver or otherwise execute and enter into and register (if required):
   - (i) Terms of engagement with Swedbank Markets and Fearnley Fonds ASA respectively as arrangers and underwriters for a bond issue by the Company.
   - (ii) The term sheet for the FRN APL PLC Bond Issue 2007/2012 with call for issuer;
   - (iii) Any required documents with respect to the issue of a MNOK 500 bond loan on, in all materiality, the terms and conditions as set out in the term sheet for the FRN APL PLC Bond Issue 2007/2012 with call for issuer.

   together the "Documents".
2. To nominate and appoint one or more substitutes under him and delegate to such substitute any or all of the powers aforesaid and the same at will to revoke.
3. To do any and all acts and things of whatsoever nature and description as the Attorney may in his sole absolute discretion consider appropriate, necessary or desirable in connection with the Documents.

AND the Company hereby ratifies and confirms and agrees to ratify and confirm whatsoever the Attorney and any substitute or substitutes shall do or purport to do by reason of these presents including whatsoever shall be done between the time of revocation by any means of this Power of Attorney and such revocation becoming known to such Attorney or any substitute or substitutes and agrees to indemnify the Attorney and any substitute or substitutes against any and all losses, claims and liabilities suffered or incurred by such Attorney or any substitute or substitutes or any of them in connection with the powers herein conferred.

IN WITNESS WHEREOF this Power of Attorney has been duly executed this 26th day of February Two Thousand and Seven.

SS

11

The Common Seal of)
APL (ADVANCED PRODUCTION)
& LOADING) PLC)
was hereunto affixed in the)
presence of:)

Tor Bergstrøm
Director

Synne Syrrist
Director

END